UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-34146

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Clearwater Paper Represented 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CLEARWATER PAPER CORPORATION
601 West Riverside Avenue, Suite 1100
Spokane, Washington 99201

CLEARWATER PAPER REPRESENTED 401(k) PLAN
Financial Statements and Supplemental Schedule
December 31, 2014 and 2013

CLEARWATER PAPER REPRESENTED 401(K) PLAN

Report of Independent Registered Public Accounting Firm

Benefits Committee
Clearwater Paper Represented 401(k) Plan
Spokane, Washington

We have audited the accompanying statements of net assets available for benefits of Clearwater Paper Represented 401(k) Plan (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ CliftonLarsonAllen LLP

CliftonLarsonAllen LLP
Spokane, Washington
June 23, 2015

CLEARWATER PAPER REPRESENTED 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2014 and 2013

	2014	2013
Assets:
Investments, at fair value	$253,485,330	$246,505,807

Notes receivable from participants	9,194,883	8,845,039
Total assets	262,680,213	255,350,846

Liabilities:
Excess contributions payable	12,212	6,686
Total liabilities	12,212	6,686

Net assets reflecting investments at fair value	262,668,001	255,344,160
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,080,212)	(837,428)

Net assets available for benefits	$261,587,789	$254,506,732
See accompanying notes to financial statements.

CLEARWATER PAPER REPRESENTED 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2014 and 2013

	2014	2013
Additions:
Investment income:
Interest income	$1,061,877	$1,098,098
Dividend income	8,296,334	5,441,490
Net appreciation in fair value of investments	8,214,568	35,675,090
Total investment income	17,572,779	42,214,678

Interest from participant notes receivable	296,143	301,508

Contributions:
Employee	10,379,404	9,825,298
Rollover	393,592	146,445
Employer	6,493,201	5,548,468
Total contributions	17,266,197	15,520,211

Total additions	35,135,119	58,036,397

Deductions:
Distributions to participants	25,619,942	19,127,437
Loan and administrative fees	30,397	31,370
Total deductions	25,650,339	19,158,807

Net increase prior to transfers	9,484,780	38,877,590

Net transfers to other Clearwater Paper plan	(2,403,723)	(1,139,060)

Net increase	7,081,057	37,738,530

Net assets available for benefits:
Beginning of year	254,506,732	216,768,202
End of year	$261,587,789	$254,506,732
See accompanying notes to financial statements.

CLEARWATER PAPER REPRESENTED 401(k) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

(1)	Description of Plan
The following description of the Clearwater Paper Represented 401(k) Plan (the Plan) is provided for general information. Participants should refer to the summary plan description for the appropriate participating unit for a more complete description of the Plan’s provisions.

(a)	General
The Plan is a defined contribution plan, originally effective July 1, 1973, established under the provisions of Section 401(a) of the Internal Revenue Code, as amended (IRC), which includes a cash or deferred arrangement under Section 401(k) of the IRC, and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan was most recently restated effective January 1, 2015.

(b)	Plan Sponsor and Administration
Clearwater Paper sponsors the Plan. The Plan is administered by the Clearwater Paper Benefits Committee. Mercer Trust Company and Mercer HR Services (collectively, Mercer) serve as the Trustee and record keeper, respectively.

(c)	Eligibility and Contributions
Full-time regular represented employees (as defined in the Plan) of Clearwater Paper and participating subsidiaries (the Company), are eligible for participation in the Plan following 90 days of service (as defined in the Plan). The Plan provides that each eligible represented employee may elect a participating contribution equal to any whole percentage of pay period eligible earnings (as defined in the Plan), up to an aggregate of 25% of pre-tax and/or Roth elective contributions, as specified in the appendix of the Plan applicable to the eligible employee’s participating unit. Eligible employees may also make rollover contributions representing distributions from certain other retirement plans. Eligible employees age 50 or older may elect additional catch-up contributions.
Eligible employees at certain participating units are automatically enrolled in the Plan at a 3% deferral rate on a pre-tax basis 30 days after the employee becomes eligible unless he or she elects otherwise.
Employer contributions, including company match and base company contributions (if any in each case), are negotiated with each of the employer group participating units. Eligible employees in certain participating units are entitled to receive a base company contribution equal to a fixed percentage of their eligible earnings allocated on a per pay period basis. No employee contribution is required to receive this base company contribution and no loans or hardship withdrawals may be made from such contribution. Employer contributions are tracked separately, from each other and other Plan contributions, as discussed below in Note 1(f).
Participants, at their discretion, direct the employer and employee contributions into the available investment options under the Plan.
All contributions are limited by certain restrictions as defined by the IRC.

CLEARWATER PAPER REPRESENTED 401(k) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

(d)	Participant Accounts
A separate account is maintained for each participant of the Plan. Each account is credited with the employee and employer contributions and earnings thereon. Participant accounts are valued each day the market is open based on quoted market prices. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account

(e)	Investment Options
Participants may direct investment of their account balances in 1% increments into the investment options offered under the Plan, including registered investment company funds, the Clearwater Paper Stock Fund, and a collective trust.
Participants may change their investment elections and make transfers between investment options each day the market is open, subject to restrictions imposed by the registered investment companies and under the Plan. However, pursuant to Plan terms, a participant is not allowed to transfer existing account balances or direct new contributions to the Clearwater Paper Stock Fund if their balance in this fund is, or the direction causes it to be, 25% or more of the participant’s total investment balance in the Plan.
The account of any participant automatically enrolled in the Plan and not electing otherwise is invested in a designated qualified default investment alternative, that is, the T. Rowe Price Retirement Fund with the target date closest to the year in which that participant will reach age 65.
Any contributions or other payments made to the Plan without investment instructions are similarly invested in the age-appropriate T. Rowe Price Retirement Fund until such time as the participant chooses to reinvest such funds. Transfers between certain investments may be temporarily held as cash balances prior to reinvestment.

(f)	Vesting and Forfeitures
A participant’s interest in all employee contribution accounts is fully vested and nonforfeitable at all times. A participant’s interest in his or her matching and base company contributions, if any, becomes vested based on the participant’s years of service and the vesting schedule for each location, which varies from two to six years for full vesting, as specified in the Plan.
A participant’s matching and base company contributions, if any, will become 100% vested if the Plan terminates, or if the participant attains age 65 while in service with the Company (or any affiliate), becomes totally and permanently disabled (as defined in the Plan) or dies while in service. The portion of a participant’s matching and base company contributions, if any, not vested will be forfeitable when the participant’s employment terminates.
As of the end of each year, forfeitures and the earnings on such forfeitures not used to restore the matching accounts of former participants rehired during that year may be credited against matching contributions for the following year, used to pay plan expenses, or a combination thereof. At December 31, 2014 and 2013, unallocated forfeitures totaled approximately $124,500 and $133,400, respectively. During 2014 and 2013, forfeitures totaling approximately $62,200 and $41,900, respectively, were used to reduce employer contributions and pay Plan expenses.

CLEARWATER PAPER REPRESENTED 401(k) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

(g)	Notes Receivable from Participants
Participants may borrow 50% of their vested account balance up to a maximum of $50,000 (as reduced for notes outstanding during the one year preceding the new note), as provided by the Plan. The notes are secured by the balance in the participant’s account and bear interest at a market rate, which is determined for the applicable notes during the applicable periods to be the prime rate in effect at the beginning of the month in which the note is taken. Repayment of principal and interest is generally paid ratably through payroll deductions. Notes outstanding at December 31, 2014, bear interest at various rates ranging from 3.25% to 8.00% and mature at various times through October 2030.

(h)	Distributions and Benefits
On termination of employment from Clearwater Paper and its affiliates, each participant may elect to receive payment in a lump sum equal to that participant’s vested interest in his or her account, roll his or her account balance into an IRA or another employer’s plan, or maintain his or her account in the Plan, subject to certain restrictions. If a participant's vested account balance is $1,000 or less, that participant will automatically receive the value of the vested interest in his or her account as a lump sum cash distribution, unless that participant elects otherwise. That participant is generally not permitted to maintain an account balance in the Plan.
Participants are permitted to make in-service and hardship withdrawals while still employed by the Company and its affiliates under certain conditions and from certain sources specified under the Plan. A participant’s right to contribute to the Plan will be suspended for up to six months upon receiving a hardship withdrawal. The Plan allows for rollovers and age 59½ withdrawals while employed by the Company and its affiliates under certain circumstances.

(i)	Plan and Administrative Fees
Plan expenses are generally paid by the Company, except to the extent that expenses are paid from participant forfeitures of employer contributions. Loan service fees, fees associated with processing of qualified domestic relations orders, and certain trustee and recordkeeper expenses are paid for by the affected participant.

(j)	Party-in-Interest and Related-Party Transactions
Certain plan investments are managed by an affiliate or related party of Mercer. These transactions and transactions within the Clearwater Paper Stock Fund are considered party-in-interest transactions. Fees incurred by the Plan for the investment management services are included in net appreciation in fair value of the investment, as they are paid through revenue sharing, rather than a direct payment.
At December 31, 2014 and 2013, the Plan held 403,271 and 433,089 shares, respectively, of common stock of Clearwater Paper Corporation (CLW), a party-in-interest, with a fair value of $27,644,245 and $22,737,170, respectively. No dividend income from the common stock of CLW was recorded during the years ended December 31, 2014 and 2013.

CLEARWATER PAPER REPRESENTED 401(k) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

(k)	Net Transfers to Other Clearwater Paper Plan
Net transfers to other Clearwater Paper plan represents the net amount of participant account balances transferred during the year from the Plan to the other plan sponsored by the Company and its affiliates as a result of the participants changing employment status within the Company and its affiliates.

(l)	Plan Termination
Although the Company expects to continue the Plan indefinitely, inasmuch as future conditions cannot be foreseen, the Company reserves the right to amend or terminate the Plan at any time and for any reason subject to the rules of ERISA and the collective bargaining agreements to which the Company is a party. In the event of plan termination, participants will become 100% vested in their employer accounts.

(2)	Summary of the Significant Accounting Policies

(a)	Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting. Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.
(b)    Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan sponsor to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets available for benefits during the reporting period. Actual results could differ from those estimates and assumptions.
(c)    Investment Valuation
The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's Benefits Committee determines the Plan's valuation policies utilizing information provided by the investment advisors and custodians. See Note 4, "Fair Value Measurements" for a discussion of fair value measurements.

CLEARWATER PAPER REPRESENTED 401(k) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

(d)	Income Recognition
Net appreciation in fair value of investments represents net realized gains and losses and the change in unrealized appreciation from one period to the next. Interest is recorded when earned. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade date basis.

(e)	Benefit Payments
Benefits are recorded when paid.

(f)	Notes Receivable from Participants
Notes receivable from participants are stated at the outstanding balance of the note plus accrued interest. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.

(g)	Subsequent Events
The Plan Administrator has evaluated other events and transactions occurring after the date of the statement of net assets through the date the financial statements were issued, and noted no other events that were subject to recognition or disclosure.

(3)	Investments
The value of individual investments that represented 5% or more of the Plan’s net assets available for benefits, prior to contract value adjustment, at December 31, 2014 and 2013 were as follows:

	2014	2013
Putnam Stable Value Fund	$58,380,458	$64,707,409
Clearwater Paper Stock Fund	27,644,245	22,737,170
Mainstay Large Cap Growth Fund	25,169,087	23,299,095
Dodge & Cox Stock Fund	21,935,046	20,015,277
Artisan Mid-Cap Fund Institutional	18,362,675	16,730,326

During the years ended December 31, 2014 and 2013, the Plan’s investments appreciated, including net gains and losses on investments sold during the year and the net change in unrealized gains and losses at the end of the year, as follows:

	2014	2013
Clearwater Paper Stock Fund	$7,024,978	$7,737,133
Registered investment company funds	1,189,590	27,937,957
	$8,214,568	$35,675,090

(4)	Fair Value Measurements
Fair value accounting guidance establishes a framework for measuring fair value, which provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1

CLEARWATER PAPER REPRESENTED 401(k) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in inactive markets;
•Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Below is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Mutual funds - Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common stock - Investments in common stocks are valued at the closing price reported on the active market on which the individual securities are traded.

Collective trust fund - Investments in the collective trust fund (Putnam Stable Value Fund) are presented at net asset value (NAV) of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchased and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

CLEARWATER PAPER REPRESENTED 401(k) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

The Putnam Stable Value Fund ("Fund") invests in high-quality guaranteed investment contracts ("GICs") and similar contracts. The fund also invests up to 75% of its assets in security-backed investment contracts ("SBICs"). The Fund invests at least 5% of its assets in high-quality money market instruments, cash, cash equivalents and stable value funds with investment policies and other provisions similar to those of the Fund, and may invest without limit in these investments.

Interest bearing cash - Investments in interest bearing cash and cash equivalents are valued based on cost, which approximates fair value in a non-inflationary economy and is protected by the Federal Deposit Insurance Corporation (FDIC).
The following table sets forth by level, within the fair value hierarchy, the Plan investments at fair value:

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Registered investment company funds:
Income funds	$12,056,107	$—	$—	$12,056,107
Index funds	16,583,351	—	—	16,583,351
Growth funds	57,116,110	—	—	57,116,110
Target retirement funds	42,453,196	—	—	42,453,196
Value funds	39,185,879	—	—	39,185,879
Common stock	27,644,245	—	—	27,644,245
Collective trust fund:
Stable value fund	—	58,380,458	—	58,380,458
Interest bearing cash	65,984	—	—	65,984
Total investments at fair value	$195,104,872	$58,380,458	$—	$253,485,330

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Registered investment company funds:
Income funds	$12,985,431	$—	$—	$12,985,431
Index funds	13,029,382	—	—	13,029,382
Growth funds	57,159,663	—	—	57,159,663
Target retirement funds	40,017,276	—	—	40,017,276
Value funds	35,869,463	—	—	35,869,463
Common stock	22,737,170	—	—	22,737,170
Collective trust fund:
Stable value fund	—	64,707,409	—	64,707,409
Interest bearing cash	13	—	—	13
Total investments at fair value	$181,798,398	$64,707,409	$—	$246,505,807
Additional disclosures are required for the fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent). The collective trust fund had a net asset value of $58,380,458 and $64,707,409 as of December 31, 2014 and 2013, respectively, with no redemption policy and unfunded commitments are not applicable.

CLEARWATER PAPER REPRESENTED 401(k) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

The collective fund’s objective is to protect principal while providing a higher rate of return than shorter maturity investments, such as money market funds or certificates of deposit. To achieve this, the Fund invests in instruments which are not expected to experience significant price fluctuation in most economic or interest rate environments. However, there is no assurance that this objective can be achieved.

(5)	Investment Risk
The Plan investments include shares of registered investment company funds, a collective trust, and common stock in the form of the Clearwater Paper Stock Fund. The underlying investments of such funds, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with such investments, it is reasonably possible that changes in the values of underlying investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(6)	Tax Status
The Internal Revenue Service (IRS) has determined by a letter dated October 13, 2011, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since the IRS’s issuance of the determination letter. Currently, a submission for a determination of the Plan, as restated, is pending with the IRS. Management believes that the Plan is designed, and continues to operate, in compliance as a qualified plan.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to audits by the IRS; however, there are currently no audits pending for any tax periods. The plan administrator believes that the Plan is no longer subject to income tax examinations for years prior to 2011.

(7)	Reconciliation of Financial Statements to the Form 5500
The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 at December 31, 2014 and 2013:

	2014	2013
Net assets available for benefits per the financial statements	$261,587,789	$254,506,732
Loans in deemed distributed status	(178,664)	(209,277)
Adjustment from contract value to fair value for fully benefit- responsive investment contracts	1,080,212	837,428
Net assets available for benefits per the Form 5500	$262,489,337	$255,134,883

CLEARWATER PAPER REPRESENTED 401(k) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

The following is a reconciliation of the net increase in net assets available for benefits prior to transfers per the financial statements to the Form 5500 for the years ended December 31, 2014 and 2013:

	2014	2013
Net increase in net assets available for benefits prior to transfers per the financial statements	$9,484,780	$38,877,590
Change in deemed distributed loans	30,613	26,151
Less reversal of prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(837,428)	(2,064,910)
Plus current year adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,080,212	837,428
Total net income per the Form 5500	$9,758,177	$37,676,259

CLEARWATER PAPER REPRESENTED 401(k) PLAN
Plan No: 039 EIN: 20-3594554
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2014

	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current value
	Mutual Funds:
	Mainstay Funds	Mainstay Large Cap Growth Fund	$25,169,087
	Dodge & Cox Funds	Dodge & Cox Stock Fund	21,935,046
	Artisan Funds	Artisan Mid-Cap Fund Institutional	18,362,675
	Vanguard Funds	Vanguard Institutional Index Fund	12,201,195
	PIMCO Funds	PIMCO Total Return Fund	10,118,985
	T. Rowe Price Funds	T. Rowe Price Retirement 2025 Fund	9,933,148
	T. Rowe Price Funds	T. Rowe Price Retirement 2020 Fund	9,475,212
	Dodge & Cox Funds	Dodge & Cox International Fund	9,076,101
	Artisan Funds	Artisan Mid-Cap Value Fund Institutional	7,325,614
	T. Rowe Price Funds	T. Rowe Price Retirement 2030 Fund	5,647,488
	Timesquare Funds	Timesquare Mid-Cap Growth Fund	5,145,431
	Conestoga Funds	Conestoga Small Cap Fund	4,478,706
	T. Rowe Price Funds	T. Rowe Price Retirement 2040 Fund	4,232,109
	T. Rowe Price Funds	T. Rowe Price Retirement 2035 Fund	4,060,954
	Artisan Funds	Artisan International Fund Institutional	3,960,211
	Vanguard Funds	Vanguard Extended Market Index Fund Signal Shares	3,101,162
	T. Rowe Price Funds	T. Rowe Price Retirement 2015 Fund	3,053,694
	T. Rowe Price Funds	T. Rowe Price Retirement 2045 Fund	2,729,373
	Vanguard Funds	Vanguard Total Bond Market Index Fund Signal	1,937,122
	T. Rowe Price Funds	T. Rowe Price Retirement 2050 Fund	1,827,875
	Vanguard Funds	Vanguard Total International Stock Index Fund	964,266
	PIMCO Funds	PIMCO All Asset Fund Institutional	849,118
	T. Rowe Price Funds	T. Rowe Price Retirement 2055 Fund	807,900
	T. Rowe Price Funds	T. Rowe Price Retirement Income Fund	372,357
	DFA	DFA Emerging Markets Core Equity	316,728
	T. Rowe Price Funds	T. Rowe Price Retirement 2010 Fund	295,930
	T. Rowe Price Funds	T. Rowe Price Retirement 2005 Fund	17,156
	Collective trust:
	Putnam Investments	Putnam Stable Value Fund	58,380,458
	Common stock:
*	Clearwater Paper Corporation	Clearwater Paper Stock Fund	27,644,245
	Other:
*	Mercer Trust	Interest bearing cash account	65,984
*	Participant notes	Interest rates from 3.25% to 8.00%, maturing through October 2030	9,016,219
	Total per Form 5500		$262,501,549

*	Represents a party-in-interest at December 31, 2014.
Cost is omitted for participant directed investments.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Clearwater Paper Represented 401(k) Plan

By	/s/ John D. Hertz
John D. Hertz
Chair of Clearwater Paper Benefits Committee
Date: June 24, 2015

Exhibit Index

Exhibit

Consent of Independent Registered Public Accounting Firm	23